EXHIBIT 99.1

1 November 2025 Investor Presentation

2 Vinci Compass is a leading full - service alternative asset manager in Latin America Credit Private Equity Equities Global Investment Products & Solutions Real Assets Strategies focused on growth equity transactions in Brazil, working towards transformational growth in collaboration with management teams and founders Credit solutions developed to meet needs of both mature and growing businesses, through Private and Public Credit, opportunistic credit and agribusiness Long - term positions based on fundamental analysis of LatAm publicly - traded companies Investments focused on tangible, income - generating assets through real estate, infrastructure and forestry strategies High value - added financial and strategic advisory services, focusing primarily on middle market, M&A and debt capital markets (DCM) transactions Providing access to proprietary investment solutions and world - class managers RESEARCH RISK LEGAL & COMPLIANCE INVESTOR RELATIONS OPERATIONS SUSTAINABILITY CLIENT RELATIONS Notes: ¹AuM considers assets under management and advisory as of September 2025. AuM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments. Corporate Advisory R$ 316 bn AuM¹

The premier partner for alternative investments and global solutions in Latin America

Our footprint in Latin America, with **significant opportunities for alternative investments** across the region

R$316bn
AuM[1]

12 Offices | **+650** Employees

8 Countries | **+60** Partners



Vinci Compass' offices

+50 Active Strategies

Across alternatives, liquids and global solutions, diversified by asset class, geography, and investor profile

30 years

Providing investment solutions across Latin America, serving institutions, pensions, and family offices

US$7 tn

Total Addressable Market

Client Profile Addressable Market Breakdown



33%
67%
Institutional Investors
Family Offices & HNW

US$87 bn

Alternatives AuM
4x Growth since 2010

Notes: [1]Considers assets under management and advisory as of September 2025 for Vinci Compass; Sources: Argentina (ANSES, SSN), Brasil (ANBIMA), Chile (SP, CMF, "Radiografia y perspectivas de los family offices para 2024, Ameris - El Mercurio Chile") , Colombia (SFC), Costa Rica (SUPEN), Mexico (CNBV, Consar, Indeval), Peru (SBS) Uruguay (BPS), Uruguay (BCU), UBS Global Family Office Report, Vinci Compass estimates based on best understanding from insights gathered when discussing with clients and public information available; Preqin.

3

VINCI COMPASS

4 Gateway to Alternatives in Latin America The premier partner for alternative investments and global solutions in Latin America Local to Local Offering customized investment solutions through regulated entities in each country, tailored to local client needs and market dynamics A uniquely positioned platform to connect investors and opportunities across Latin America and beyond

5 Gateway to Alternatives in Latin America Local to Global Connecting local investors with global opportunities, leveraging long - standing partnerships with top - tier global managers The premier partner for alternative investments and global solutions in Latin America A uniquely positioned platform to connect investors and opportunities across Latin America and beyond

6 Gateway to Alternatives in Latin America Global to Local Serving international clients with deep local expertise, delivering access to alternative investments across Latin America The premier partner for alternative investments and global solutions in Latin America A uniquely positioned platform to connect investors and opportunities across Latin America and beyond

7 Gateway to Alternatives in Latin America Global to Regional Providing global investors with liquid and alternative strategies rooted in regional knowledge and multi - country capabilities A uniquely positioned platform to connect investors and opportunities across Latin America and beyond The premier partner for alternative investments and global solutions in Latin America

Deep Access to Latin American & Global LPs



Country Breakdown AuM by funding
39%
20%
12%
12%
8%
3%
4%
1%
Chile
Brazil
Global
Mexico
Colombia
Peru
Uruguay
Argentina

Scaled distribution capabilities

Local, on-the-ground coverage across 8 markets + Global

Direct access to pensions, insurers and platforms

+2,800

LPs

80%+

Proprietary Relationships

HNWI & Intermediaries

300+ relationships with family offices and UHNWI

Over **520** intermediaries distributing Vinci Compass strategies

Institutional Investors

Deep access to Latin American pension funds, including **100%** penetration in Chile, Peru, Colombia, Argentina and Uruguay

Established distribution through global platforms and direct mandates

Strong position with insurance companies

Robust relationships with sovereign wealth funds, endowments and financial institutions

8

Notes: As of September 2025

VINCI COMPASS

9 Notes: As of September 2025. Local teams providing local, regional and global solutions to our clients Operational & Client Service Backbone High involvement from our partners Client Relations Group 79 relationship managers across 9 countries 5 Argentina 23 Brazil 20 Chile 4 Colombia 10 Mexico 3 Peru 9 United states 1 United kingdom 4 Uruguay Number of professionals Average of 17 years of industry experience Seasoned and tenured team 21 partners with an average of 15 years at Vinci Compass are part of this team, and remain actively engaged with our local and global clients Supported by 35+ professionals involved in Marketing, Client Services/Support and Product Specialists

10 Pan - Regional presence with a diversified exposure to product offering, funding and currency Segments Breakdown Country Breakdown (Funding) Client Profile Breakdown Country Breakdown (Asset Allocation) Notes: ¹ Considers assets under management and advisory as of September 2025. Fee Related Revenues as of 3Q’25 YTD excluding net advis ory revenues from Corporate Advisory, except for Segments Breakdown, which includes all net advisory revenues. Year - to - date values are calculated as the sum of the last three quarters. 63% 19% 16% 2% Institutional HNWI Intermediaries Public Market Vehicles 76% 10% 5% 5% 4% 39% 20% 12% 12% 8% 3% 4% 1% Chile Brazil Global Mexico Colombia Uruguay Peru Argentina 65% 24% 4% 3% 2% 1% 1% Global Brazil Chile LatAm Mexico Argentina Peru Uruguay 40% 24% 13% 13% 8% 2% Global IP&S Credit Private Equity Real Assets Equities Corporate Advisory 49% 23% 22% 5% 46% 29% 6% 6% 5% 4% 2% 1% 39% 27% 11% 9% 6% 3% 3% 2% AuM¹ (%) Fee Related Revenues² (%)

11 Business model built for resilience and long - term shareholder value creation Global IP&S Credit Real Assets Equities Private Equity VINP FRE PRE IRE Fee Related Earnings Investment Related Earnings Performance Related Earnings Corporate Advisory Stable dividend distribution with substantial upside from performance and balance sheet investments

12 Earnings Power: Three Complementary Streams A balanced model compounding through market cycles FRE + PRE + IRE : recurring cash flow today, with significant gains coming from performance and GP commitments, driving shareholder value creation through cycles Fee Related Earnings Earnings coming from recurring management and advisory fees Durable fee base; diversified and scaling FRE Performance Related Earnings Earnings coming from performance fees realized from our managed funds Since IPO, PRE from Liquid funds has been predominant. PRE from Private funds set to kick in in the next cycle PRE Investment Related Earnings Earnings coming from GP capital gains Embedded engine not fully priced into our current valuation IRE 12

FRE: The High-Quality Fee Engine

Diversified, recurring, and resilient through cycles

FRE More balanced than AuM
➡lower concentration risk

Resilient through cycles: different drivers protect against earnings volatility as we navigate through different cycles

Predictable cash flow
to fund dividends and reinvestment

FRE by segment 3Q'25 YTD



R$208
million
27%
24%
20%
20%
7%
2%
Private Equity
Global IP&S
Credit
Real Assets
Equities
Corporate Advisory

Key Takeaways:

Balanced across strategies and clients

Contracted & recurring fees drive visibility

Low concentration risk; no single vertical dominates

Private Equity: sticky AuM and fresh flagship vintages extend fee duration

13

VINCI COMPASS

14 PRE: Two Value Drivers Liquids delivered in a tough cycle, privates next Resilient through the cycle: liquid strategies sustained PRE in a high - rate backdrop Private vehicles early in harvest, building a second driver of PRE Performance - eligible AuM and gross accrued performance fees underpin visibility PRE since IPO distribution as of 3Q’25 82% 18% PRE Liquid PRE Private Private vs. Liquid PEAUM as of 3Q’25 49% 51% Private Liquid

15 PRE: What’s in the Pipeline Performance - eligible base and accrued carry today Portfolio seasoning: core assets maturing to realization phase Embedded carry increasing across flagship vintages Diversified PEAUM across strategies Performance Eligible AuM as of 3Q’25 R$ 46 billion Larger eligible base + accrued carry today ⇒ higher probability of PRE realization over the next cycle Gross Accrued Performance Fees as of 3Q’25 R$ 360 million 26% 10% 22% 14% 29% Private Equity Global IP&S Credit Real Assets Equities 88% 9% 2% 1% Private Equity Credit Real Assets Global IP&S

16 IRE: A Perpetual Compounding Engine IRE is a compounding engine, as each realization creates the capital for the next vintage, perpetuating growth IRE Anchor fundraising LP Commitments Harvest returns Capital calls/ Deployment GP (Re)Commitments Each realization funds the next commitment, creating powerful compounding and GP Capital Gains for our shareholders

17 Scale of IRE Commitments We have committed R$1.4 billion of proprietary capital into our private market funds, diversified across all our segments Our commitments today are significant and well diversified, setting up a meaningful future earnings base IRE Commitments Highlights Target Gross IRR Capital Committed (R$ million) Product Strategy 10 - 15% 157 REITs Real Estate REITs Real Assets 17 - 22% 100 Vinci Climate Change Infrastructure Climate Change 15 - 20% 70 Vinci Fullwood Real Estate Logistics 17 - 22% 50 Vinci Água e Saneamento Infrastructure Water & Sewage 25 - 30% 150 SPS IV Opportunistic Capital Solutions Credit 12 - 17% 100 Vinci Credit Infra Infrastructure Credit 25 - 30% 350 VCP IV Capital Partners Private Equity 20 - 25% 50 VSP Strategic Partners Global IP&S R$1.4 bn 40% 28% 26% 4% 2% Real Assets Credit Private Equity Global IP&S Equities

18 Expectation for future capital calls Expected Capital Calls Until 2029 R$ 781.2 MM 55 % R$ 300 - 400 MM 20 - 30 % R$ 200 - 300 MM 15 - 20 % R$ 1.4 BN 100 % Capital Called 3Q’25 Capital Calls until YE’26 Capital Calls 2027E - 2029E Capital Called 2029E We expect to call 100 % of our current GP commitments by 2029 R$ 300 - 400 million expected to be called by YE 2026 From 2027 to 2029, we anticipate calling 15 - 20 % of remaining commitments Long - term capital deployment remains aligned with investment pipeline

Our Flagship Commitments: Driving Future IRE

These three flagship funds represent the bulk of Vinci Compass' proprietary investments, diversifying exposure across strategies and anchoring future IRE

	VCP IV	VICC	SPS IV
Fund Size[1]	R$**3.1** billion	R$**1.8** billion	R$**1.3** billion (currently being fundraised)
IRE Commitments	R$ 350 million capital committed; 25% capital called as of 3Q'25	R$ 100 million capital committed; 15% capital called as of 3Q'25	R$ 150 million capital committed; 8% capital called as of 3Q'25
Key Portfolio Highlights	Investment Period: until Dec/2027; Target Return: 25-30% Gross IRR	Investment Period: until Mar/2028; Target Return: 17-22% Gross IRR	Investment Period: until Feb/2029; Target Return: 25-30% Gross IRR
	Private equity strategy diversified across **consumer, financials, tech, business services**, and **healthcare**.	Climate & infrastructure strategy focused on **renewables** and **essential services**.	**Opportunistic capital solutions** strategy, investing in **legal claims** and **tech-enabled** credit platforms.
	~40% of capital already **committed** across three flagship assets, early value creation underway through growth and governance initiatives.	Fund in **early J-curve stage:** capital deployed, no distributions yet, value creation expected as projects reach COD and pipeline matures.	Fund in **early J-curve stage:** recently launched, 8% of capital called, **3 initial investments** deployed.
	Strong **pipeline** with **50+ opportunities**, including 7 in **advanced stages**.	Robust **R$1.3bn pipeline** across **solar, storage, and water concessions.**	Robust pipeline **supported by high rates** driving demand for alternative financing, especially in **corporate lending** and **secondary credit.**
Portfolio Investments:	arklok; OUTBACK; AGV	MIRA Energia; Two DG solar projects operating; more under construction via Mira Energia platform	bzr.group; Federal Credit Claims; Private Claim

Together these funds represent R$600 million in IRE commitments, already generating FRE uplift and positioned to deliver capital gains and performance fees as vintages mature

See notes and definitions at end of document

20 Notes: Vinci Compass’ estimates consider the lower range of the target net IRR from our proprietary capital commitments; ¹Con sid ers the share base as of September 2025. IRE: Embedded Earnings Potential R$ 1.4 billion Total commitments Our balance sheet holds significant capital gains from IRE that will impact our Distributable Earnings in the coming years ~R$ 400 million Expected Net Present Value of our Realized IRE from 2026 to 2045 ~R$ 6.30 per share¹ or ~ 85 % to be realized from 2026 to 2031 Timing

21 2025 - 2028 Targets at a Glance ~22% CAGR ~26% CAGR 2Q’25 LTM Full Year 2028 Target R$ 795 mm R$ 264 mm 28% Fee Related Revenues Fee Related Earnings (FRE) FRE margin ~R$ 1.6 bn ~R$ 600 mm 38% R$ 100 billion Fundraising Target from 2H’25 through 2028 2Q’25 YTD ~10 p.p. Full Year 2028 Target

22 Acquisition of Verde Asset Management

Building the Region's Leader in Global & Local Asset Allocation

Strategic acquisition to scale performance, distribution and profitability

01

Outstanding Reputation & Recognized Brand

Verde is one of the **most recognized brands in the asset management** space in Brazil. We are partnering with one of the most respectable and sought-out teams for multi-strategy funds in the region, **complementing an important asset-gap across our multi-strategy allocation product offerings**, bringing outstanding track record and a stellar management team

02

Immediate Scale & AuM Mix Upgrade

Transaction adds immediate scale to our multi-strategy funds and Pension Plan strategies within Global IP&S, by bringing **R$16 bn in AuM** with attractive ROAs to our AUM mix, **reinforcing earnings quality and deepening the share of discretionary mandates** in Global IP&S

VINCI COMPASS
VERDE asset management

[1] Considers Assets under Management and Advisory Proforma for Vinci Compass as of September 2025 and Verde Asset Management as of August 2025

23

VINCI COMPASS

24 Significant opportunity to leverage growth by combining Vinci Compass’ distribution network across LatAm countries ex - Brazil to distribute Global Multi - strategy funds Unlock Distribution Across LatAm 03 04 Opportunity to develop new products combining origination and presence in the alternatives markets from Vinci Compass with Verde’s brand power across HNWI and intermediaries' channels Combining forces to create new strategies Strategic acquisition to scale performance, distribution and profitability ¹ Considers Assets under Management and Advisory Proforma for Vinci Compass as of September 2025 and Verde Asset Management a s o f August 2025 Building the Region’s Leader in Global & Local Asset Allocation

25 Verde executives and senior management will continue in their current roles, preserving independent investment and risk - management governance over managed funds. Luis Stuhlberger will join Vinci Compass as a partner , alongside main executives from Verde. Shares received as part of the Transaction will be subject to lockups with partial releases over a period of five years Management Team Alignment & Retention 05 06 Transaction was structured in two phases, with Vinci Compass acquiring 100% of Verde in five years, and follows a "Price - to - Fee Related Revenues" multiple, thus protected against AuM oscillations . We expect the Transaction to be immediately accretive on a double - digit basis to FRE per share Transaction Structure Strategic acquisition to scale performance, distribution and profitability ¹ Considers Assets under Management and Advisory Proforma for Vinci Compass as of September 2025 and Verde Asset Management a s o f August 2025 Building the Region’s Leader in Global & Local Asset Allocation

Verde Asset Management at a Glance

Leading Multi-strategy platform in Brazil with a widely recognized brand and outstanding track record

VERDE asset management

R$16bn in assets under management

- Verde's team has been working **together for more than 25 years**, tracing its origins to 1997, with the launch of the Verde fund, one of the **largest and oldest multi-strategy funds in Brazil**
- Verde has been known as a **pioneer in the launch of several investment strategies** in Brazil
- Received the **"Best Multi-strategy Fund of the Decade"** award from InfoMoney in 2020
- **280+ media mentions in 2025**, underscoring Verde's highly recognized brand

54 professionals



44%
27%
18%
2%
2%
1%
6%
Brazil Multi-strategy
Global Multi-strategy
Pension Plans
Global Equities
Credit
Brazil Equities
Other

26

Notes: As of August 2025

VINCI COMPASS

27 Business Units

Global Investment Products and Solutions (Global IP&S)

R$241 billion in AUM[1]

Providing access to a network of world-class GPs and top-tier asset managers, we deliver bespoke global and local investment solutions, granting unparalleled access to opportunities worldwide.

Fee Related Revenues[2] Breakdown
by Country (Asset Allocation)



Global
Brazil
Mexico
Chile
Uruguay
70%
15%
9%
5%
1%

Fee Related Revenues Breakdown
by Product Type



TPD³ Alternative
TPD Liquid
Global Solutions
Separate Mandate
Fund Services
Commingled Fund
Advisory & Execution
Pension Plans
Vinci Retirement Services
29%
26%
19%
7%
7%
5%
4%
3%

AUM Breakdown
by Client Profile



R$241 bn
AUM
65%
20%
15%
Institutional
HNWI
Intermediaries

28

Notes: [1]Assets under management and advisory as of September 2025; [2]Fee Related Revenues as of 3Q'25 YTD; [3]TPD stands for Third Party Distribution.

VINCI COMPASS

Credit

R$33 billion in AUM

Hard currency	Local currency							
Liquid Credit		Private Credit						
High Grade & High Yield	High Grade & High Yield	Opportunistic Capital Solutions	Structured Credit & Confirming	Infrastructure Credit	Diversified Private Credit	High Grade & High Yield	Agribusiness	Real Estate Credit
R$8.3 bn	R$10.4 bn	R$3.7 bn	R$2.7 bn	R$2.7 bn	R$1.6 bn	R$1.8 bn	R$0.9 bn	R$0.8 bn

Diversified credit platform with local and hard currency strategies

AUM Breakdown
by Geography (Asset Allocation)


45%
26%
10%
9%
7%
3%
Brazil
LatAm
Mexico
Argentina
Peru
Chile

AUM Breakdown
by Client Profile


51%
33%
15%
1%
Institutional
Intermediaries
HNWI
Public market vehicles

+65 Portfolio Managers and Analysts

29

Notes: As of September 2025

VINCI COMPASS

Private Equity

R$16 billion in AUM[1]

	VCP	VIR
Equity Check	R$300-500 mm	R$50-150 mm
Impact guidelines	Sustainability guidelines as risk mitigators drivers of long-term value creation	Generates impact at the core of the business and supports SME companies with limited access to capital and know-how
Investment	Primarily Cash Ins with flexibility for Cash Outs	Cash In
Company Size	Upper Middle Market to Large Companies	SMEs (small-to-medium enterprises)
Influence	Control and co-control	Minority with co-control

20+ year track record

VCP Strategy

Growth

Vero, arklok

Buyout

Domino's, farmax, vitru

Turnaround

unidas

Minority Growth

agi, Fanor

61.4% Gross IRR[2]

2.1x Gross MOIC[2]

VIR Strategy

Minority Growth

PRO INFUSION, DIAGMAX, TranspoTech, DRS

20.7% Gross IRR[2]

1.5x Gross MOIC[2]

AUM Breakdown by Client Profile



R$15.5 bn
AUM
11%
23%
66%
Institutional
HNWI
Intermediaries

30

Notes: [1]As of September 2025; [2]Gross IRR and Gross MOIC in Brazilian Reais, as of June 30, 2025.

VINCI COMPASS

Equities

R$15 billion in AUM

Leverage the region's advantages without the idiosyncratic risks of each country

By capitalizing on country-specific expertise and targeting assets often overlooked by regional investors, we unlock opportunities in niche markets with fewer participants

Strategies Overview

LatAm Equity

LatAm
R$0.2 bn
- Long Only

Country-Specific Equity

Brazil
R$11.2 bn
- Long Only
- Dividends
- Small Caps
- Long Biased
- Others

Chile
R$2.6 bn
- Long Only
- Small Caps

Mexico
R$0.3 bn
- Long Only

Argentina
R$0.2 bn
- Long Only
- Small Caps

85%+

of our combined investor base consists of Institutional Investors

AUM Breakdown
by Client Profile



R$14.5 bn
AUM
87%
7%
6%
Institutional
Intermediaries
HNWI

+20 Portfolio Managers and Analysts

31

Notes: As of September 2025.

VINCI COMPASS

Real Assets

R$12 billion in AUM

Real Estate
R$6.5 bn

- Investments in major real estate sectors
- Seven **Listed REITs** in the Brazilian Stock Market
- **Opportunistic Development** Strategy with closed-end funds in **Brazil, Uruguay and Peru**

+560,000
investors

Infrastructure
R$3.9 bn

- Focus on the key infrastructure themes in Brazil: **Power, Water & Sanitation and Transport & Logistics**
- Six structured funds and one perpetual listed vehicle
- VICC, our Article 9 compliant fund, is currently fundraising

38
Companies/Assets

Forestry
R$1.8 bn

- Strategy includes **Greenfield and Brownfield** projects with **Eucalyptus, Pine and Native Forests in Brazil**
- Three vintages raised since 2009, with the fourth currently being raised and in process of becoming Article 9
- Carbon credits offer a significant return potential on top of traditional forestry revenues

130,000 ha
Net Planted Area in Brazil

~82%
of our AUM
is in vehicles with
10+ years lock-ups

AUM Breakdown
by Client Profile



R$12.1 bn
AUM
47%
41%
8%
4%
Public Market Vehicles
Institutional
HNWI
Intermediaries

32

Notes: As of September 2025.

VINCI COMPASS

Corporate Advisory

Senior team with multisectoral experience

M&A

- Total or Partial Purchases and Sales of Companies
- Joint Ventures and Company Mergers
- Board of Directors' Advisory
- Fairness Opinion and Valuation Report Elaboration

+R$161 bn
in **M&A** transactions

Fund Raising

- Issuing of New Shares (Capitalizations)
- Issuing of Debt Titles (Convertible or Not)
- Issuing of Titles with Incentivized Coverage
- Special Situations Transactions

+R$60 bn
in **FR** transactions

Capital Markets

- Initial Public Offering (IPO) Advisory
- Follow-On Advisory
- Issuing of Distributable Titles Advisory

+R$40 bn
in **CM** transactions

Corporate Advisory's Pillars

Union of values and vision
No conflicts of interest
Long-term vision
Vision of Growth
Execution of excellence
Trustworthy relationship

Sectors

Consumer & Retail
Oil & Distribution
Health
Real Estate
Financial Services
Logistics & Transportation
Technology
Energy & Mining
Others

~85%
of clients re-engage

Notes: As of September 2025.

33

VINCI COMPASS

34 Financial Highlights

35 32.3 % FRE Margin 3Q’25 0.15 Quarterly Dividend US$ 19 bn Capital Formation & Appreciation 3Q’25 R$ Third Quarter 2025 Highlights Vinci Compass announced the acquisition of 50.1% stake in Verde Asset Management , building the region’s leader in global and local asset allocation R$19 billion in capital subscriptions, net inflows and appreciation in the 3Q’25 , driven by Global IP&S and Credit strategies SPS IV , our first in - house Opportunistic Capital Solutions vintage, secured the strategy’s first offshore commitment and exceeded the total commitments of the prior vintage See notes and definitions at end of document 77 mm FRE 3Q’25 + 43 % YoY R$ R$ 1.22 per share¹ +20% YoY 73 mm Adj. DE² 3Q’25 + 28 % YoY R$ R$ 1.16 per share³ +7% YoY

Third Quarter 2025 Segment Earnings

(R$ thousands, unless mentioned)	3Q'24	2Q'25	3Q'25	Δ YoY(%)	3Q'24 YTD	3Q'25 YTD	Δ YoY(%)
Net revenue from management fees	106,750	195,569	201,539	89%	317,339	592,637	87%
Net revenue from advisory fees	5,966	26,220	25,384	325%	27,806	76,457	175%
Other revenues	–	10,944	11,404	N/A	–	33,610	N/A
Total Fee Related Revenues	**112,716**	**232,733**	**238,327**	**111%**	**345,145**	**702,704**	**104%**
Segment personnel expenses	(8,239)	(20,682)	(18,135)	120%	(23,132)	(58,942)	155%
Other G&A expenses	(6,110)	(17,423)	(14,185)	132%	(18,140)	(47,039)	159%
Placement Fee Amortization and Rebates	(503)	(17,792)	(19,461)	3,769%	(1,494)	(58,268)	3,800%
Corporate center expenses	(24,817)	(78,484)	(73,083)	194%	(71,654)	(229,219)	220%
Bonus compensation related to management and advisory	(19,228)	(33,127)	(36,407)	89%	(61,356)	(101,278)	65%
Total Fee Related Expenses	**(58,897)**	**(167,509)**	**(161,271)**	**174%**	**(175,776)**	**(494,747)**	**181%**
FEE RELATED EARNINGS (FRE)	**53,819**	**65,224**	**77,056**	**43%**	**169,369**	**207,957**	**23%**
FRE Margin (%)	*47.7%*	*28.0%*	*32.3%*		*49.1%*	*29.6%*	
FRE per share[1] (R$/share)	*1.02*	*1.03*	*1.22*	*20%*	*3.19*	*3.29*	*3%*
Net revenue from performance fees	1,890	8,342	2,986	58%	9,776	14,405	47%
Performance based compensation	(907)	(3,683)	(1,282)	41%	(4,419)	(6,315)	43%
PERFORMANCE RELATED EARNINGS (PRE)	**984**	**4,660**	**1,704**	**73%**	**5,358**	**8,091**	**51%**
PRE Margin (%)	*52.1%*	*55.9%*	*57.1%*		*54.8%*	*56.2%*	
(+) Realized GP investment income	4,539	13,576	4,362	(4)%	21,324	22,223	4%
(+) Unrealized GP investment income	(11,149)	(2,512)	686	N/A	(10,174)	(2,105)	(79)%
INVESTMENT RELATED EARNINGS (IRE)	**(6,610)**	**11,064**	**5,048**	**N/A**	**11,150**	**20,118**	**80%**
(-) Unrealized performance fees	–	8,711	–	N/A	3,483	8,711	150%
(+) Unrealized performance compensation	–	(3,083)	–	N/A	(1,233)	(3,083)	150%
(-) Unrealized GP investment income	11,149	2,512	(686)	N/A	10,174	2,105	(79)%
SEGMENT DISTRIBUTABLE EARNINGS	**59,342**	**89,088**	**83,122**	**40%**	**198,301**	**243,899**	**23%**
Segment DE Margin (%)	*49.8%*	*33.8%*	*33.8%*		*52.2%*	*32.6%*	
(+) Depreciation and amortization	2,272	2,779	3,761	66%	6,036	9,901	64%
(+) Realized financial income	15,178	21,804	14,878	(2)%	38,961	51,105	31%
(-) Leasing expenses	(1,931)	(3,722)	(3,373)	75%	(6,223)	(10,853)	74%
(-) Other items[2]	(6,858)	(20,758)	(9,984)	46%	(33,611)	(44,746)	33%
(-) Non-operational expenses[3]	(3,728)	(618)	(133)	(96)%	(16,735)	(1,006)	(94)%
(-) Income taxes (excluding related to unrealized fees and income)	(10,899)	(13,236)	(15,312)	40%	(38,258)	(37,926)	(1)%
DISTRIBUTABLE EARNINGS (DE)	**53,377**	**75,337**	**72,959**	**37%**	**148,471**	**210,374**	**42%**
DE Margin (%)	*39.7%*	*26.4%*	*28.0%*		*35.5%*	*26.3%*	
DE per share (R$/share)[4]	*1.01*	*1.19*	*1.15*	*14%*	*2.80*	*3.32*	*19%*
(+) Non-operational expenses (including Income Tax effect)	3,727	422	133	(96)%	16,639	783	(95)%
ADJUSTED DISTRIBUTABLE EARNINGS[5]	**57,104**	**75,759**	**73,092**	**28%**	**165,110**	**211,157**	**28%**
Adjusted DE Margin (%)	*42.5%*	*26.6%*	*28.1%*		*39.4%*	*26.4%*	
Adjusted DE per share[5] (R$/share)	*1.08*	*1.20*	*1.16*	*7%*	*3.11*	*3.34*	*7%*

36

See notes and definitions at end of document

VINCI COMPASS

37 87% 16% 2% (1)% (5)% Capital Formation & Appreciation 3Q'25 Global IP&S Credit Real Assets Private Equity Equities 25 230 241 8 30 33 16 16 16 9 16 15 11 12 12 69 304 316 3Q'24 2Q'25 3Q'25 Global IP&S Credit Private Equity Equities Real Assets Total Assets Under Management and Advisory AuM 3Q’25 vs 2Q’25 vs. 3Q’24 ( R$bn ) • Total assets under management and advisory (AuM¹) of R$316.3 billion, up 349% year - over - year, mostly driven by the combination with Compass, and the acquisition of Lacan • Capital formation in the 3Q’25 totaled R$8.4 billion, driven by net inflows and capital subscriptions across Global IP&S and Credit • Portfolio appreciation of R$10.5 billion in the quarter, combined with R$8.4 billion in capital formation, was partially offset by R$6.0 billion in negative FX variation and R$0.6 billion in capital returned to investors R$18.8 billion See notes and definitions at end of document

Additional Capital Detail

- Total performance fee eligible AUM (PEAUM) of R$46.4 billion in the 3Q'25
- Our PEAUM is distributed across three different types of indexes: Preferred Return with Catch-Up[1], Preferred Return[2] and Hurdle[3]

- Gross accrued performance fees of R$359.5 million in the 3Q'25
- The VCP strategy in Private Equity accounted for R$317.1 million in accrued performance fees, or 88% of total accrued performance fees

Performance Eligible AUM



14%
26%
18%
R$46 bn
21%
21%

Gross Accrued Performance Fees



Private Equity
Credit
Equities
Global IP&S
Real Assets
1%
3%
9%
R$360 mm
88%

Vinci Compass recognizes the performance revenue according to IFRS 15. Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the Income Statement. The fund FIP Infra Transmissão in Infrastructure had R$1.3 million as of the end of the third quarter of 2025 booked as unrealized performance fees in the company's balance sheet. Accrued performance fees shown for Private Equity funds of R$317.1 million, Credit funds of R$32.7 million, Real Assets funds of R$7.4 million, and Global IP&S of R$1.0 million, as of the end of the third quarter of 2025, have not been booked as unrealized performance fees in the company's balance sheet.

VINCI COMPASS

Fee Related Revenues

Record fee related revenues of R$238.3 million in the quarter, up 111% year-over-year, pushed by inorganic and organic growth in management fees, advisory fees and the addition of other revenue streams

Advisory fees of R$25.4 million in the quarter, composed of upfront fees charged for third-party distribution alternative commitments in Global IP&S segment, as well as fees from Corporate Advisory segment

Other revenues totaled R$11.4 million in the 3Q'25, consisting of advisory & execution and fund services fees



Fee Related Revenues 3Q'25 vs. 3Q'24
(R$mm)
+111%
113
6
107
238
11
25
202
3Q'24
3Q'25
Management fees
Advisory fees
Other revenues



Fee Related Revenues 3Q'25 YTD vs. 3Q'24 YTD
(R$mm)
+104%
345
28
317
703
34
76
593
3Q'24 YTD
3Q'25 YTD
Management fees
Advisory fees
Other revenues

39

VINCI COMPASS

Financial Metrics

3Q'25 overview

Fee Related Earnings (FRE)
of R$77.1 million and R$1.22/share

- 3Q'25 delivered record fee related revenues and the highest margin since the business combination with Compass, as efficiencies from the merger start to benefit results

Performance Related Earnings (PRE)
of R$1.7 million and R$0.03/share

- Net performance fees recognized mainly across Equities and Credit segments

Investment Related Earnings (IRE)
of R$5.0 million and R$0.08/share

- Quarterly dividends of listed REITs accounted for the realized portion while closed-end fund mark-ups drove the unrealized

Fee Related Earnings (FRE)
(R$mm)



48%
32%
+43%
54
77
1.02
1.22
3Q'24
3Q'25
FRE per share
% FRE margin

Performance Related Earnings (PRE)
(R$mm)



52%
57%
+73%
1
2
3Q'24
3Q'25
PRE per share
% PRE margin

Investment Related Earnings (IRE)
(R$mm)



(7)
5
5
(11)
4
1
3Q'24
3Q'25
Realized GP Investment Income[1]
Unrealized GP Investment Income

VINCI COMPASS

40

Financial Metrics

3Q'25 YTD overview

Fee Related Earnings (FRE)
of R$208.0 million and R$3.29/share

- Revenue growth from sustained fundraising momentum and inorganic transactions

Performance Related Earnings (PRE)
of R$8.1 million and R$0.13/share

- Growth driven by realized performance fees in the previous quarter, 2Q'25, across Credit, Equities, Global IP&S and Real Assets

Investment Related Earnings (IRE)
of R$20.1 million and R$0.32/share

- 3Q'25 YTD includes the realization of FIP Infra Transmissão during the 2Q'25



Fee Related Earnings (FRE)
(R$mm)
49%
30%
+23%
169
208
3.19
3.29
3Q'24 YTD
3Q'25 YTD
FRE per share
% FRE margin



Performance Related Earnings (PRE)
(R$mm)
55%
56%
+51%
5
8
3Q'24 YTD
3Q'25 YTD
PRE per share
% PRE margin



Investment Related Earnings (IRE)
(R$mm)
+80%
6
20
21
22
(10)
(2)
3Q'24 YTD
3Q'25 YTD
Realized GP Investment Income
Unrealized GP Investment Income

VINCI COMPASS

41

Adjusted Distributable Earnings (Adj. DE)

Growth in Adj. DE both on a nominal and per share basis, driven by increases in FRE, PRE and IRE

Adj. DE in the 3Q'25 YTD reflects the combined effect of inorganic growth, organic fundraising, realized performance fees and realized GP investment income within IRE



Adj. DE 3Q'25 vs. 3Q'24
(R$mm)
43%
+28%
28%
57
73
1.08
1.16
3Q'24
3Q'25
Adj. DE per share
% Adj. DE margin



Adj. DE 3Q'25 YTD vs. 3Q'24 YTD
(R$mm)
39%
+28%
26%
165
211
3.11
3.34
3Q'24 YTD
3Q'25 YTD
Adj. DE per share
% Adj. DE margin

42

See notes and definitions at end of document

VINCI COMPASS

43 24% 21% 14% 14% 15% 5% 4% 3% Fair Value of Investments - IRE Commitments Balance Sheet Highlights & IRE Commitments 3Q'25 2Q'25 (IN R$ MILLIONS, UNLESS MENTIONED) 215.9 189.2 Cash and cash equivalents¹ 1,106.3 1,131.1 Net Investments 379.9 407.7 Liquid funds² 726.4 723.4 IRE Commitments³ (535.3) (558.2) Debt obligations 4 787.0 762.1 Net Cash and Investments 12.44 12.05 Net Cash and Net Investments per share⁵ (R$/share) Net Cash and Investments of R$787.0 million in the 3Q’25, including cash and cash equivalents, investments in liquid funds, GP stakes and debt obligations R$ 726.4 mm 26% 21% 16% 16% 14% 4% 2% 1% Private Equity Credit Infrastructure REITs Real Estate Global IP&S Public Equities Forestry Total Capital Committed R$1.4 billion

IRE Proprietary Fund Commitments

As of 3Q'25, Vinci Compass had R$1,424.8 million in capital commitments signed to proprietary funds mostly across Private Equity, Infrastructure, Credit and Real Estate

Total capital called of R$781.2 million, representing 54.8% of the total capital committed to proprietary funds as of September 30, 2025

Fair Value of Investments account for R$726.4 million

Fair Value of Investments
(R$ mm)



723.4
10.3
(1.9)
(5.3)
(0.1)
726.4
2Q'25
Capital Called
Principal Returned
Gross Capital Gain Returned
Depreciation
3Q'25

Per share	R$11.01	R$11.44

IRE Commitments Overview

Total Capital Committed	**R$1,424.8** million
Total Capital Called	**R$781.2** million
Accum. Capital Returned	**R$168.3** million
Fair Value of Investments	**R$726.4** million

44

See notes and definitions at end of document

VINCI COMPASS

45 Appendix – I Segment Summaries

46 27% 24% 20% 20% 7% 2% 24% 21% 20% 26% 7% 2% Private Equity Global IP&S Credit Real Assets Equities Corporate Advisory Financials by Segment Fee Related Earnings (FRE) 3Q ’25 YTD by Segment Segment Distributable Earnings (DE) 3Q’25 YTD by Segment Fee Related Earnings (FRE) were R$208.0 million in the 3Q’25 YTD, with 27% of FRE coming from Private Equity, Global IP&S accounting for 24%, Real Assets with 20%, followed by Credit with 20%, Equities accounting for 7% and Corporate Advisory for 2% Segment Distributable Earnings (DE) were R$243.9 million in the 3Q’25 YTD, with 26% coming from Real Assets, followed by Private Equity with 24%, Global IP&S with 21%, Credit with 20%, Equities accounting for 7% and Corporate Advisory for 2% R$244 mm R$208 mm

Global Investment Products & Solutions (Global IP&S)

Fee Related Earnings (FRE) of R$15.6 million in the quarter, up 208% YoY, driven mostly by the growth in management fees following the combination with Compass

Advisory fees of R$17.9 million in the 3Q'25 from upfront fees[1] charged in TPD[2] Alternative strategy

Global IP&S AuM was R$241.2 billion in the 3Q'25, with R$7.6 billion in net inflows and R$8.8 billion of appreciation. The quarter was impacted by a negative R$5.3 billion FX variation on U.S. Dollar Global IP&S funds (mainly from TPD Liquid and Alternative)

(R$ THOUSANDS, UNLESS MENTIONED)	3Q'24	2Q'25	3Q'25	Δ YoY (%)	3Q'24 YTD	3Q'25 YTD	Δ YoY (%)
Net revenue from management fees	18,982	59,691	63,956	237%	58,088	189,272	226%
Net revenue from advisory fees	525	17,527	17,886	3,307%	1,057	57,960	5,383%
Other revenues	–	10,748	11,216	N/A	–	33,049	N/A
Total Fee Related Revenues	**19,508**	**87,966**	**93,058**	**377%**	**59,147**	**280,281**	**374%**
Segment personnel expenses	(2,386)	(5,841)	(5,265)	121%	(6,762)	(17,404)	157%
Other G&A expenses	(3,029)	(8,383)	(7,759)	156%	(8,537)	(23,185)	172%
Placement Fee Amortization and Rebates	–	(9,683)	(9,964)	N/A	–	(29,086)	N/A
Corporate center expenses	(4,363)	(39,995)	(38,349)	779%	(13,321)	(120,366)	804%
Bonus compensation related to management and advisory	(4,659)	(11,598)	(16,101)	246%	(15,668)	(41,118)	162%
Total Fee Related Expenses	**(14,437)**	**(75,501)**	**(77,438)**	**436%**	**(44,288)**	**(231,159)**	**422%**
FEE RELATED EARNINGS (FRE)	**5,071**	**12,466**	**15,620**	**208%**	**14,858**	**49,121**	**231%**
FRE Margin (%)	*26.0%*	*14.2%*	*16.8%*		*25.1%*	*17.5%*	
Net revenue from performance fees	147	536	211	44%	370	2,041	452%
Realized performance fees	*147*	*536*	*211*	*44%*	*370*	*2,041*	*452%*
Unrealized performance fees	*–*	*–*	*–*	*N/A*	*–*	*–*	*N/A*
Performance based compensation	(108)	(265)	(60)	(44)%	(219)	(887)	305%
PERFORMANCE RELATED EARNINGS (PRE)	**40**	**270**	**151**	**278%**	**152**	**1,154**	**659%**
PRE Margin (%)	*27.2%*	*50.5%*	*71.6%*		*41.1%*	*56.5%*	
(+) Realized GP investment income	257	397	–	(100)%	484	692	43%
(+) Unrealized GP investment income	1,026	(123)	565	(45)%	3,442	(124)	N/A
INVESTMENT RELATED EARNINGS (IRE)	**1,283**	**274**	**565**	**(56)%**	**3,926**	**568**	**(86)%**
(-) Unrealized GP investment income	(1,026)	123	(565)	(45)%	(3,442)	124	N/A
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**5,368**	**13,133**	**15,771**	**194%**	**15,495**	**50,968**	**229%**
Segment DE Margin (%)	*27.0%*	*14.8%*	*16.9%*		*25.8%*	*18.0%*	
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	24,043	228,773	239,978	898%	24,845	228,773	821%
AVERAGE FEE RATE (%)	0.34%	0.13%	0.13%		0.34%	0.13%	
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions) EX-UPFRONTS[4]	24,043	182,317	191,957	698%	24,845	182,317	634%
AVERAGE FEE RATE (%) EX-UPFRONTS	0.34%	0.16%	0.16%		0.34%	0.16%	



Global IP&S AuM
Breakdown by Strategy
Fund Services 1%
Commingled Fund 1%
Other[3] 1%
Advisory & Execution 3%
Separate Mandate 8%
Global Solutions 8%
R$241 bn AuM
TPD Liquid 49%
TPD Alternative 30%

47

See notes and definitions at end of document

VINCI COMPASS

Credit

Fee related earnings (FRE) in the 3Q'25 posted a 205% increase year-over-year, driven by higher management fees from both inorganic and organic growth. Fundraising, capital deployment and portfolio appreciation across different strategies and countries show sustained traction

Our one-stop-shop credit platform is accelerating both local-to-local and cross-border, delivering R$3.1 billion in capital formation and appreciation during the 3Q'25 across private credit and liquid strategies, backed by diversified funding geographies

Total AuM of R$33 billion, up 263% year-over-year

(R$ THOUSANDS, UNLESS MENTIONED)	3Q'24	2Q'25	3Q'25	Δ YoY (%)	3Q'24 YTD	3Q'25 YTD	Δ YoY (%)
Net revenue from management fees	16,900	54,518	60,464	258%	44,566	167,800	277%
Net revenue from advisory fees	–	–	–	N/A	280	–	(100)%
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	**16,900**	**54,518**	**60,464**	**258%**	**44,845**	**167,800**	**274%**
Segment personnel expenses	(1,851)	(6,928)	(6,195)	235%	(4,524)	(19,974)	342%
Other G&A expenses	(861)	(3,191)	(2,968)	245%	(2,313)	(8,719)	277%
Placement Fee Amortization and Rebates	–	(7,525)	(7,744)	N/A	–	(23,334)	N/A
Corporate center expenses	(3,840)	(17,207)	(16,200)	322%	(10,177)	(50,531)	397%
Bonus compensation related to management and advisory	(3,600)	(8,196)	(6,798)	89%	(9,145)	(23,011)	152%
Total Fee Related Expenses	**(10,152)**	**(43,047)**	**(39,905)**	**293%**	**(26,159)**	**(125,568)**	**380%**
FEE RELATED EARNINGS (FRE)	6,748	11,471	20,559	205%	18,687	42,232	126%
FRE Margin (%)	*39.9%*	*21.0%*	*34.0%*		*41.7%*	*25.2%*	
Net revenue from performance fees	11	4,507	362	3,189%	3,423	4,884	43%
Realized performance fees	*11*	*4,507*	*362*	*3,189%*	*3,423*	*4,884*	*43%*
Unrealized performance fees	–	–	–	*N/A*	–	–	*N/A*
Performance based compensation	(5)	(1,959)	(152)	2,945%	(1,517)	(2,114)	39%
PERFORMANCE RELATED EARNINGS (PRE)	6	2,548	210	3,392%	1,908	2,771	45%
PRE Margin (%)	*54.5%*	*56.5%*	*57.9%*		*55.7%*	*56.7%*	
(+) Realized GP investment income	1,647	1,816	1,647	0%	5,629	4,940	(12)%
(+) Unrealized GP investment income	(2,627)	4,703	642	N/A	1,118	9,378	738%
INVESTMENT RELATED EARNINGS (IRE)	(980)	6,519	2,289	N/A	6,747	14,318	112%
(-) Unrealized GP investment income	2,627	(4,703)	(642)	N/A	(1,118)	(9,378)	738%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	8,402	15,835	22,416	167%	26,225	49,943	90%
Segment DE Margin (%)	*45.3%*	*26.0%*	*35.9%*		*48.7%*	*28.1%*	
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	8,866	29,908	32,445	266%	8,866	32,445	266%
AVERAGE FEE RATE (%)	0.84%	0.76%	0.80%		0.78%	0.77%	



Credit AuM
Breakdown by Strategy
Agribusiness
3%
Diversified Private
Credit
5%
Structured Credit
& Confirming
8%
Real Estate &
Infrastructure
Credit
11%
Opportunistic
Capital Solutions
11%
Hard Currency High
Grade & High Yield
25%
Local Currency
High Grade &
High Yield
37%
R$33 bn
AuM

48

VINCI COMPASS

Private Equity

Fee Related Earnings (FRE) of R$19.0 million in the quarter, flat year-over-year. Excluding the non-recurring catch-up fees recognized in VCP IV in the 3Q'24, FRE grew 6% year-over-year

VCP team continues sourcing new investment opportunities for Fund IV and pursuing exits across Funds II and III, as VIR team concentrates on structuring the next impact investing vintage, VIR V

Total AuM of R$16 billion, down 2% year-over-year

(R$ THOUSANDS, UNLESS MENTIONED)	3Q'24	2Q'25	3Q'25	Δ YoY (%)	3Q'24 YTD	3Q'25 YTD	Δ YoY (%)
Net revenue from management fees	31,172	30,710	31,087	(0)%	100,936	93,092	(8)%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	**31,172**	**30,710**	**31,087**	**(0)%**	**100,936**	**93,092**	**(8)%**
Segment personnel expenses	(1,153)	(1,178)	(1,276)	11%	(3,299)	(3,622)	10%
Other G&A expenses	(633)	(1,393)	(703)	11%	(2,349)	(2,894)	23%
Placement fee amortization and rebates	(311)	(363)	(359)	15%	(918)	(1,089)	19%
Corporate center expenses	(6,653)	(6,518)	(6,023)	(9)%	(18,987)	(18,573)	(2)%
Bonus compensation related to management and advisory	(3,449)	(3,636)	(3,743)	9%	(11,126)	(10,877)	(2)%
Total Fee Related Expenses	**(12,199)**	**(13,088)**	**(12,104)**	**(1)%**	**(36,680)**	**(37,054)**	**1%**
FEE RELATED EARNINGS (FRE)	18,973	17,622	18,983	0%	64,257	56,038	(13)%
FRE Margin (%)	*60.9%*	*57.4%*	*61.1%*		*63.7%*	*60.2%*	
Net revenue from performance fees	–	–	–	N/A	–	–	N/A
Realized performance fees	–	–	–	*N/A*	–	–	*N/A*
Unrealized performance fees	–	–	–	*N/A*	–	–	*N/A*
Performance based compensation	–	–	–	N/A	–	–	N/A
PERFORMANCE RELATED EARNINGS (PRE)	–	–	–	N/A	–	–	N/A
PRE Margin (%)	*N/A*	*N/A*	*N/A*		*N/A*	*N/A*	
(+) Realized GP investment income	31	1,692	61	97%	31	1,753	5,554%
(+) Unrealized GP investment income	(317)	(5,316)	(1,943)	512%	7,940	(13,485)	N/A
INVESTMENT RELATED EARNINGS (IRE)	(286)	(3,624)	(1,882)	557%	7,971	(11,732)	N/A
(-) Unrealized GP investment income	317	5,316	1,943	512%	(7,940)	13,485	N/A
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	19,004	19,314	19,044	0%	64,288	57,791	(10)%
Segment DE Margin (%)	*60.9%*	*59.6%*	*61.1%*		*63.7%*	*60.9%*	
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	12,690	12,710	12,607	(1)%	12,690	12,607	(1)%
AVERAGE FEE RATE (%)	1.07%	1.01%	1.05%		1.21%	1.02%	

Private Equity AuM Breakdown by Flagship



R$16 bn AuM
VCP III 55%
VCP IV 19%
VCP II 16%
VIR IV 6%
Other 4%

49

VINCI COMPASS

Equities

Fee Related Revenues grew 19% year-over-year, however, due to higher segment expenses following the combination with Compass, Fee Related Earnings (FRE) declined in the period

FRE margin improved 7.8 p.p. on a quarter-over-quarter basis, underscoring the strong commitment to efficiency improvements

Total AuM of R$15 billion, up 34% year-over-year

(R$ THOUSANDS, UNLESS MENTIONED)	3Q'24	2Q'25	3Q'25	Δ YoY (%)	3Q'24 YTD	3Q'25 YTD	Δ YoY (%)
Net revenue from management fees	14,392	18,686	17,098	19%	42,118	54,578	30%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	**14,392**	**18,686**	**17,098**	**19%**	**42,118**	**54,578**	**30%**
Segment personnel expenses	(744)	(2,969)	(1,662)	123%	(2,467)	(6,900)	180%
Other G&A expenses	(488)	(1,497)	(1,349)	177%	(1,307)	(4,968)	280%
Placement fee amortization and rebates	–	(1,402)	(1,187)	N/A	–	(4,140)	N/A
Corporate center expenses	(3,260)	(5,991)	(4,931)	51%	(9,532)	(16,622)	74%
Bonus compensation related to management and advisory	(2,122)	(2,601)	(2,771)	31%	(6,393)	(7,934)	24%
Total Fee Related Expenses	**(6,615)**	**(14,460)**	**(11,900)**	**80%**	**(19,699)**	**(40,564)**	**106%**
FEE RELATED EARNINGS (FRE)	**7,777**	**4,226**	**5,197**	**(33)%**	**22,419**	**14,014**	**(37)%**
FRE Margin (%)	*54.0%*	*22.6%*	*30.4%*		*53.2%*	*25.7%*	
Net revenue from performance fees	1,730	3,299	2,412	39%	5,666	7,478	32%
Realized performance fees	*1,730*	*3,299*	*2,412*	*39%*	*5,666*	*7,478*	*32%*
Unrealized performance fees	*–*	*–*	*–*	*N/A*	*–*	*–*	*N/A*
Performance based compensation	(794)	(1,426)	(1,069)	35%	(2,544)	(3,281)	29%
PERFORMANCE RELATED EARNINGS (PRE)	**936**	**1,873**	**1,343**	**43%**	**3,120**	**4,197**	**35%**
PRE Margin (%)	*54.1%*	*56.8%*	*55.7%*		*55.1%*	*56.1%*	
(+) Realized GP investment income	–	–	–	N/A	–	–	N/A
(+) Unrealized GP investment income	426	1,997	1,285	201%	(2,759)	5,075	N/A
INVESTMENT RELATED EARNINGS (IRE)	**426**	**1,997**	**1,285**	**201%**	**(2,759)**	**5,075**	**N/A**
(-) Unrealized GP investment income	(426)	(1,997)	(1,285)	201%	2,759	(5,075)	N/A
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**8,713**	**6,099**	**6,540**	**(25)%**	**25,539**	**18,212**	**(29)%**
Segment DE Margin (%)	*54.0%*	*27.7%*	*33.5%*		*53.4%*	*29.3%*	
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	10,823	15,502	14,494	34%	10,823	14,494	34%
AVERAGE FEE RATE (%)	0.61%	0.51%	0.48%		0.61%	0.51%	

Equities AuM
Breakdown by Strategy



Argentina 2%
LatAm 1%
Mexico 2%
Chile 18%
R$15 bn AuM
Brazil 77%

50

VINCI COMPASS

Real Assets

Fee Related Revenues grew 21% year-over-year, driven by organic and inorganic moves. Active fundraising pipeline for Lacan IV and RE opportunistic development vehicles

Non-recurring revenue items in the 2Q'25 and 3Q'25 kept the FRE margin at the same level across both quarters. In the 2Q'25, it was driven by catch-up fees from VICC's final closing, while in the 3Q'25, it resulted from success fees in our Real Estate advisory business

Total AuM of R$12 billion, up 17% year-over-year

(R$ THOUSANDS, UNLESS MENTIONED)	3Q'24	2Q'25	3Q'25	Δ YoY (%)	3Q'24 YTD	3Q'25 YTD	Δ YoY (%)
Net revenue from management fees	25,304	31,963	28,934	14%	71,631	87,895	23%
Net revenue from advisory fees	492	473	2,167	340%	2,963	4,489	51%
Other revenues	–	197	188	N/A	–	561	N/A
Total Fee Related Revenues	**25,795**	**32,633**	**31,288**	**21%**	**74,593**	**92,945**	**25%**
Segment personnel expenses	(1,504)	(3,054)	(2,944)	96%	(4,317)	(8,985)	108%
Other G&A expenses	(1,024)	(2,676)	(1,312)	28%	(3,104)	(6,762)	118%
Placement Fee Amortization and Rebates[1]	(192)	1,181	(207)	8%	(576)	(620)	8%
Corporate center expenses	(5,460)	(7,712)	(6,518)	19%	(16,053)	(20,160)	26%
Bonus compensation related to management and advisory	(3,708)	(4,829)	(5,415)	46%	(11,472)	(14,328)	25%
Total Fee Related Expenses	**(11,887)**	**(17,089)**	**(16,396)**	**38%**	**(35,523)**	**(50,854)**	**43%**
FEE RELATED EARNINGS (FRE)	13,908	15,543	14,892	7%	39,069	42,091	8%
FRE Margin (%)	*53.9%*	*47.6%*	*47.6%*		*52.4%*	*45.3%*	
Net revenue from performance fees	2	1	1	(38)%	317	2	(99)%
Realized performance fees	*2*	*8,713*	*1*	*(38)%*	*3,800*	*8,714*	*129%*
Unrealized performance fees	*–*	*(8,711)*	*–*	*N/A*	*(3,483)*	*(8,711)*	*150%*
Performance based compensation	–	(32)	(1)	N/A	(139)	(33)	(77)%
PERFORMANCE RELATED EARNINGS (PRE)	2	(31)	1	(65)%	178	(30)	N/A
PRE Margin (%)	*100.0%*	*N/A*	*55.8%*		*56.2%*	*N/A*	
(+) Realized GP investment income	2,604	9,672	2,654	2%	15,180	14,838	(2)%
(+) Unrealized GP investment income	(9,657)	(3,773)	137	N/A	(19,916)	(2,949)	(85)%
INVESTMENT RELATED EARNINGS (IRE)	(7,053)	5,899	2,791	N/A	(4,736)	11,889	N/A
(-) Unrealized GP investment income	9,657	3,773	(137)	N/A	19,916	2,949	(85)%
(-) Unrealized performance fees	–	8,711	–	N/A	3,483	8,711	150%
(+) Unrealized performance compensation	–	(3,083)	–	N/A	(1,233)	(3,083)	150%
SEGMENT DISTRIBUTABLE EARNINGS	16,513	30,813	17,547	6%	56,675	62,528	10%
Segment DE Margin (%)	*58.1%*	*60.4%*	*51.7%*		*60.6%*	*53.7%*	
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	10,294	12,026	11,976	16%	10,294	11,976	16%
AVERAGE FEE RATE (%)	1.03%	1.13%	1.01%		0.94%	1.04%	



Real Assets AuM
Breakdown by Strategy
Forestry
14%
R$12 bn
AuM
Infrastructure
32%
Real Estate
53%

51

See notes and definitions at end of document

VINCI COMPASS

Corporate Advisory

Fee Related Earnings (FRE) and Segment Distributable Earnings totaled R$1.8 million in the 3Q'25, representing a 34% growth year-over-year

Fee Related Earnings (FRE) and Segment Distributable Earnings totaled R$4.5 million in the 3Q'25 YTD. Deal activity has been quieter than expected amidst the persistent high-interest rate environment

(R$ THOUSANDS, UNLESS MENTIONED)	3Q'24	2Q'25	3Q'25	Δ YoY (%)	3Q'24 YTD	3Q'25 YTD	Δ YoY (%)
Net revenue from management fees	–	–	–	N/A	–	–	N/A
Net revenue from advisory fees	4,949	8,220	5,332	8%	23,506	14,009	(40)%
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	**4,949**	**8,220**	**5,332**	**8%**	**23,506**	**14,009**	**(40)%**
Segment personnel expenses	(601)	(712)	(793)	32%	(1,763)	(2,057)	17%
Other G&A expenses	(75)	(284)	(94)	24%	(530)	(511)	(4)%
Placement Fee Amortization and Rebates	–	–	–	N/A	–	–	N/A
Corporate center expenses	(1,241)	(1,061)	(1,063)	(14)%	(3,583)	(2,967)	(17)%
Bonus compensation related to management and advisory	(1,690)	(2,267)	(1,578)	(7)%	(7,551)	(4,012)	(47)%
Total Fee Related Expenses	**(3,607)**	**(4,323)**	**(3,528)**	**(2)%**	**(13,427)**	**(9,548)**	**(29)%**
FEE RELATED EARNINGS (FRE)	1,342	3,897	1,804	34%	10,079	4,461	(56)%
FRE Margin (%)	*27.1%*	*47.4%*	*33.8%*		*42.9%*	*31.8%*	
SEGMENT DISTRIBUTABLE EARNINGS	1,342	3,897	1,804	34%	10,079	4,461	(56)%
Segment DE Margin (%)	*27.1%*	*47.4%*	*33.8%*		*42.9%*	*31.8%*	

52

VINCI COMPASS

53 Appendix – II Financial Statements

Financials - Income Statement

(R$ thousands, unless mentioned)	3Q'24	2Q'25	3Q'25	Δ YoY (%)	3Q'24 YTD	3Q'25 YTD	Δ YoY (%)
REVENUES							
Net revenue from management fees	106,750	195,569	201,539	89%	317,339	592,637	87%
Net revenue from performance fees	1,890	8,342	2,986	58%	9,776	14,405	47%
Realized performance fees	*1,890*	*17,054*	*2,986*	*58%*	*13,259*	*23,117*	*74%*
Unrealized performance fees	*–*	*(8,711)*	*–*	*N/A*	*(3,483)*	*(8,711)*	*150%*
Net revenue from advisory	5,966	26,220	25,384	325%	27,806	76,457	175%
Other revenues	–	10,944	11,404	N/A	–	33,610	N/A
Total net revenues from services rendered	**114,606**	**241,075**	**241,313**	**111%**	**354,921**	**717,109**	**102%**
OPERATING EXPENSES							
Bonus related to management and advisory	(19,228)	(33,127)	(36,407)	89%	(61,356)	(101,278)	65%
Performance based compensation	(907)	(3,683)	(1,282)	41%	(4,419)	(6,315)	43%
Realized	*(907)*	*(6,766)*	*(1,282)*	*41%*	*(5,652)*	*(9,398)*	*66%*
Unrealized	*–*	*3,083*	*–*	*N/A*	*1,233*	*3,083*	*150%*
Total compensation and benefits	**(20,135)**	**(36,810)**	**(37,689)**	**87%**	**(65,775)**	**(107,593)**	**64%**
Segment personnel expenses	(8,238)	(20,682)	(18,135)	120%	(23,131)	(58,942)	155%
Other general and administrative expenses	(6,110)	(17,423)	(14,185)	132%	(18,140)	(47,039)	159%
Placement fee amortization and rebates	(503)	(17,792)	(19,461)	3,769%	(1,494)	(58,268)	3,800%
Corporate center expenses	(24,817)	(78,484)	(73,083)	194%	(71,654)	(229,219)	220%
Total expenses	**(59,803)**	**(171,191)**	**(162,553)**	**172%**	**(180,194)**	**(501,061)**	**178%**
Operating profit	**54,803**	**69,884**	**78,760**	**44%**	**174,727**	**216,048**	**24%**
OTHER GP AND FINANCIAL INCOME AND EXPENSES							
Investment Related Earnings (IRE)	(6,609)	11,064	5,048	N/A	11,150	20,118	80%
Realized gain from GP investment income	*4,539*	*13,576*	*4,362*	*(4)%*	*21,324*	*22,223*	*4%*
Unrealized gain from GP investment income	*(11,149)*	*(2,512)*	*686*	*N/A*	*(10,174)*	*(2,105)*	*(79)%*
Financial income	15,178	21,804	14,878	(2)%	38,961	51,105	31%
Realized gain from financial income	*15,178*	*21,804*	*14,878*	*(2)%*	*38,961*	*51,105*	*31%*
Unrealized gain from financial income	*–*	*–*	*–*	*N/A*	*–*	*–*	*N/A*
Leasing expenses	(1,931)	(3,722)	(3,373)	75%	(6,223)	(10,853)	74%
Other items[1]	1,496	(5,165)	(25,839)	N/A	(34,745)	(35,462)	2%
Equity gain (loss)	–	(3,996)	3,609	N/A	–	(2,588)	N/A
Equity-based compensation	(4,147)	(6,994)	(8,101)	95%	(15,955)	(20,098)	26%
Management contract amortization[2]	–	(3,471)	(3,692)	N/A	–	(10,033)	N/A
Non-operational expenses[3]	(3,728)	(618)	(133)	(96)%	(16,735)	(1,006)	(94)%
Total Other Items	**259**	**8,902**	**(17,603)**	**N/A**	**(23,547)**	**(8,817)**	**(63)%**
Profit before income taxes	**55,062**	**78,785**	**61,157**	**11%**	**151,180**	**207,230**	**37%**
(-) Income taxes[4]	(13,693)	(12,012)	(12,598)	(8)%	(35,756)	(35,970)	1%
NET INCOME	**41,369**	**66,773**	**48,559**	**17%**	**115,424**	**171,260**	**48%**
(+) Non-operational expenses (including Income Tax effect)	3,727	422	133	(96)%	16,639	783	(95)%
(-) Contingent consideration adjustment related to acquisitions[5]	(5,444)	(10,851)	10,753	N/A	2,225	(8,239)	N/A
ADJUSTED NET INCOME	**39,652**	**56,345**	**59,445**	**50%**	**134,288**	**163,805**	**22%**

54

See notes and definitions at end of document

VINCI COMPASS

Financials - Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	3Q'24	2Q'25	3Q'25	3Q'24 YTD	3Q'25 YTD
OPERATING PROFIT	**54,803**	**69,884**	**78,760**	**174,727**	**216,048**
(-) Net revenue from realized performance fees	(1,890)	(17,054)	(2,986)	(13,259)	(23,117)
(-) Net revenue from unrealized performance fees	–	8,711	–	3,483	8,711
(+) Compensation allocated in relation to performance fees	907	3,683	1,282	4,419	6,315
FEE RELATED EARNINGS (FRE)	**53,819**	**65,224**	**77,056**	**169,369**	**207,957**
OPERATING PROFIT	**54,803**	**69,884**	**78,760**	**174,727**	**216,048**
(-) Net revenue from management fees	(106,750)	(195,569)	(201,539)	(317,339)	(592,637)
(-) Net revenue from advisory	(5,966)	(26,220)	(25,384)	(27,806)	(76,457)
(-) Other revenues	–	(10,944)	(11,404)	–	(33,610)
(+) Bonus related to management and advisory	19,228	33,127	36,407	61,356	101,278
(+) Personnel expenses	8,238	20,682	18,135	23,131	58,942
(+) Other general and administrative expenses	6,110	17,423	14,185	18,140	47,039
(+) Placement fee amortization and rebates	503	17,792	19,461	1,494	58,268
(+) Corporate center expenses	24,817	78,484	73,083	71,654	229,219
PERFORMANCE RELATED EARNINGS (PRE)	**984**	**4,660**	**1,704**	**5,358**	**8,091**
OPERATING PROFIT	**54,803**	**69,884**	**78,760**	**174,727**	**216,048**
(-) Net revenue from unrealized performance fees	–	8,711	–	3,483	8,711
(+) Compensation allocated in relation to unrealized performance fees	–	(3,083)	–	(1,233)	(3,083)
(+) Realized gain from GP investment income	4,539	13,576	4,362	21,324	22,223
SEGMENT DISTRIBUTABLE EARNINGS	**59,342**	**89,088**	**83,122**	**198,301**	**243,899**
NET INCOME	**41,369**	**66,773**	**48,559**	**115,424**	**171,260**
(-) Net revenue from unrealized performance fees	–	8,711	–	3,483	8,711
(+) Income tax from unrealized performance fees	–	(1,004)	–	(401)	(1,004)
(+) Compensation allocated in relation to unrealized performance fees	–	(3,083)	–	(1,233)	(3,083)
(-) Unrealized gain from GP investment income	11,149	2,512	(686)	10,174	2,105
(+) Income tax on unrealized gain from GP investment income	180	(2,672)	193	(524)	(1,785)
(-) Unrealized gain from financial income	–	–	–	0	–
(+) Income tax on unrealized gain from financial income	–	–	–	–	–
(-) Contingent consideration (earn-out) gain (loss)[1]	(8,248)	(12,932)	13,398	3,371	(9,080)
(+) Income tax on contingent consideration	2,804	2,081	(2,645)	(1,146)	841
(+) Depreciation and amortization	2,272	6,250	7,453	6,036	19,934
(+) Equity-based compensation	4,041	4,333	8,101	13,718	17,437
(-) Income Taxes on Equity-based compensation	(190)	371	(262)	(431)	(8)
(+) Equity gain (loss)	–	3,996	(3,609)	–	2,588
(+) Dividends received	–	–	2,457	–	2,457
(+) Non-operational expenses including income tax related to realized expense[2]	3,727	422	133	16,639	783
ADJUSTED DISTRIBUTABLE EARNINGS	**57,104**	**75,759**	**73,092**	**165,110**	**211,157**
TOTAL NET REVENUE FROM SERVICES RENDERED	**114,606**	**241,075**	**241,313**	**354,921**	**717,109**
(-) Net revenue from realized performance fees	(1,890)	(17,054)	(2,986)	(13,259)	(23,117)
(-) Net revenue from unrealized performance fees	–	8,711	–	3,483	8,711
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	**112,716**	**232,733**	**238,327**	**345,146**	**702,704**

55

See notes and definitions at end of document

VINCI COMPASS

56 Balance Sheet 9/30/2025 6/30/2025 Assets Current assets 215,934 189,190 Cash and cash equivalents 103,176 100,449 Cash and bank deposits 96,994 58,148 Financial instruments at fair value through profit or loss 15,764 30,593 Financial instruments at amortized cost 1,449,485 1,449,809 Financial instruments at fair value through profit or loss 197,409 189,754 Trade receivables - 645 Sub - leases receivable 14,062 11,614 Taxes recoverable 53,575 57,596 Other assets 1,930,465 1,898,608 Total current assets Non - current assets 134,809 135,644 Financial instruments at fair value through profit or loss 5,866 6,036 Financial instruments at amortized cost 14,923 6,024 Trade receivables 3,500 3,749 Sub - leases receivable 3,478 3,887 Taxes recoverable 33,104 29,254 Deferred taxes 44,261 39,323 Other receivables 239,941 223,917 59,636 55,455 Investments accounted for using the equity method 67,368 65,274 Property and equipment 127,911 126,571 Right of use - Leases 1,050,534 1,052,105 Intangible assets 1,545,390 1,523,322 Total non - current assets 3,475,855 3,421,930 Total Assets 9/30/2025 6/30/2025 Liabilities and equity Current liabilities 9,081 9,366 Trade payables 11,217 16,106 Financial instruments at fair value through profit or loss 15,002 – Deferred revenue 28,882 31,804 Leases 38,024 35,231 Accounts payable 128,508 100,640 Labor and social security obligations 32,384 25,786 Loans and financing 26,054 23,255 Taxes and contributions payable 289,152 242,188 Total current liabilities Non - current liabilities 114,521 110,631 Leases 6,693 6,319 Labor and social security obligations 705,900 722,617 Loans and financing 3,300 2,839 Deferred taxes 478,007 454,387 Retirement plans liabilities 1,308,421 1,296,793 1,597,573 1,538,981 Total liabilities Equity 18 18 Share capital 2,094,601 2,094,601 Additional paid - in capital (306,608) (306,608) Treasury shares 98,952 101,177 Retained earnings (6,198) (4,443) Other reserves 1,880,765 1,884,745 (2,483) (1,796) Non - controlling interests in the equity of subsidiaries 1,878,282 1,882,949 Total equity 3,475,855 3,421,930 Total liabilities and equity

57 Supplemental Details

58 11 % accretion in FRE per share for the combined company Ann. 1H’25 PF² Unit 320 304 16 R$ bn AuM 1,014 929 85 R$ mm Net Fee Related Revenues¹ 305 262 44 R$ mm FRE¹ 30% 28% 51% % FRE Margin¹ 4.60 4.14 - (R$/share) FRE per Share¹ 298 276 22 R$ mm Adj. Distributable Earnings¹ 4.48 4.36 - (R$/share) Adj. DE per share¹ Immediate +2 p.p. on FRE Margin Notes: ¹Considers 50.1% stake in Verde Asset Management; ²Proforma results for Verde represent annualized estimates post - transac tion. Unlocking Immediate Growth and Profitability with Verde Asset Management

AuM[1] Rollforward

For the Three Months Ended September 30, 2025

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	**230,155**	**30,459**	**15,769**	**15,552**	**12,123**	**304,057**
(+/-) Capital Subscription / (capital return)	–	191	(27)	–	(399)	(235)
(+) Capital Subscription	–	*344*	*1*	–	*49*	*394*
(-) Capital Return	–	*(153)*	*(29)*	–	*(447)*	*(629)*
(+) Acquisitions	–	–	–	–	–	–
(+/-) Net Inflow / Outflow	7,560	2,087	–	(1,671)	(3)	7,973
(+/-) FX Variation	(5,278)	(511)	(55)	(120)	(31)	(5,995)
(+/-) Appreciation / (depreciation)	8,781	657	(139)	780	380	10,458
Ending balance	**241,217**	**32,882**	**15,548**	**14,542**	**12,071**	**316,259**

For the Twelve Months Ended September 30, 2025

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	**24,330**	**9,067**	**15,803**	**10,856**	**10,338**	**70,395**
(+/-) Capital Subscription / (capital return)	(6)	2,021	182	–	(636)	1,562
(+) Capital Subscription	*0*	*2,548*	*408*	–	*296*	*3,253*
(-) Capital Return	*(6)*	*(527)*	*(226)*	–	*(932)*	*(1,690)*
(+) Acquisitions	216,007	18,780	–	4,355	2,006	241,147
(+/-) Net Inflow / Outflow	524	2,547	–	(2,481)	(35)	555
(+/-) FX Variation	(16,855)	(1,506)	(66)	(360)	(38)	(18,826)
(+/-) Appreciation / (depreciation)	17,216	1,972	(371)	2,172	436	21,425
Ending balance	**241,217**	**32,882**	**15,548**	**14,542**	**12,071**	**316,259**

59

See notes and definitions at end of document

VINCI COMPASS

Fee-Earning AuM[1] Rollforward

For the Three Months Ended September 30, 2025

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	**228,773**	**29,908**	**12,710**	**15,502**	**12,026**	**298,920**
(+/-) Capital Subscription / (capital return)	–	181	(27)	–	(399)	(244)
(+) Capital Subscription	–	*335*	–	–	*49*	*384*
(-) Capital Return	–	*(153)*	*(27)*	–	*(447)*	*(628)*
(+) Acquisitions	–	–	–	–	–	–
(+/-) Net Inflow / Outflow	7,588	2,081	–	(1,662)	(3)	8,004
(+/-) FX Variation	(5,265)	(502)	(55)	(119)	(31)	(5,971)
(+/-) Appreciation / (depreciation)	8,882	776	(21)	773	381	10,790
Ending balance	**239,978**	**32,445**	**12,607**	**14,494**	**11,976**	**311,499**

For the Twelve Months Ended September 30, 2025

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	**24,043**	**8,866**	**12,690**	**10,823**	**10,294**	**66,717**
(+/-) Capital Subscription / (capital return)	(6)	2,014	201	–	(606)	1,603
(+) Capital Subscription	–	*2,538*	*407*	–	*296*	*3,241*
(-) Capital Return	*(6)*	*(525)*	*(206)*	–	*(902)*	*(1,639)*
(+) Acquisitions	215,477	18,340	–	4,316	2,006	240,138
(+/-) Net Inflow / Outflow	521	2,608	–	(2,443)	(35)	651
(+/-) FX Variation	(16,814)	(1,476)	(66)	(359)	(38)	(18,753)
(+/-) Appreciation / (depreciation)	16,757	2,092	(218)	2,156	355	21,143
Ending balance	**239,978**	**32,445**	**12,607**	**14,494**	**11,976**	**311,499**

60

See notes and definitions at end of document

VINCI COMPASS

Investment records – Credit and Equities Funds

Fund or Strategy	Segment	NAV[1] (R$ millions)	3Q'25	YTD	12 M	24 M	Market Comparison	Hurdle Rate
Vinci Total Return[2]	Equities	268.9	6.1%	30.0%	16.9%	28.5%	IPCA + Yield IMA-B	IPCA + Yield IMA-B
Mosaico Strategy[3]	Equities	906.5	6.8%	27.4%	11.8%	22.7%	IBOV	IBOV
Vinci Gas Dividendos FIA	Equities	324.8	5.6%	24.0%	12.9%	26.4%	IBOV	IBOV
Compass CRECE+	Equities	157.2	8.9%	30.4%	27.8%	39.6%	S&P/BMV IPC	N/A
Compass Crecimiento	Equities	219.8	(9.9)%	(30.2)%	5.1%	206.4%	S&P MERVAL	N/A
Compass Small Cap Chile	Equities	1,491.2	11.3%	45.0%	45.9%	60.4%	N/A	N/A
Vinci Crédito Imobiliário II	Credit	700.6	0.8%	9.3%	8.2%	16.8%	IPCA	IPCA + 6%
Vinci Energia Sustentável	Credit	519.5	3.0%	10.6%	9.3%	18.7%	IPCA	IPCA + 6%
Vinci Crédito Multiestratégia	Credit	313.3	1.8%	10.3%	10.6%	24.2%	CDI	IPCA + 5%
Compass Latam Corporate Debt Fund	Credit	5,223.0	3.3%	8.4%	7.3%	24.2%	CEMBI Broad Div	N/A
Compass Latam High Yield USD	Credit	1,748.2	1.6%	5.6%	6.4%	24.7%	CEMBI Broad Div HY	N/A
Compass I+LIQG	Credit	2,007.0	2.1%	7.0%	9.9%	22.8%	PIP Cetes 28D	N/A
Compass Credit Selection	Credit	1,005.3	4.0%	11.4%	13.9%	28.9%	CDI	N/A
Compass Yield 30	Credit	2,129.5	3.2%	10.7%	13.2%	29.6%	CDI	CDI
Compass Deuda Plus	Credit	308.5	2.6%	6.9%	6.7%	23.6%	N/A	N/A
Compass Renta Fija-B	Credit	756.1	1.4%	4.5%	4.9%	10.2%	CEMBI Broad Div	N/A

Benchmark	3Q'25	YTD	12 M	24 M
IPCA[4] + Yield IMA-B[5]	2.5%	9.6%	13.0%	25.1%
IBOV[6]	5.3%	21.6%	10.9%	25.5%
S&P/BMV IPC[7]	10.1%	30.6%	24.5%	32.7%
S&P MERVAL[8]	(11.1)%	(30.0)%	4.5%	214.3%
CDI[9]	3.7%	10.4%	13.3%	25.8%
IPCA	0.6%	3.6%	5.2%	9.8%
CEMBI Broad Div[10]	3.1%	7.6%	6.4%	24.4%
CEMBI Broad Div HY[11]	2.7%	6.8%	6.7%	26.9%
PIP Cetes 28D[12]	1.9%	6.6%	9.3%	22.1%

61

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VINCI COMPASS

Investment records – Global IP&S and Real Assets Funds

Fund or Strategy	Segment	NAV[1] (R$ millions)	3Q'25	YTD	12 M	24 M	Market Comparison	Hurdle Rate
Vinci Multiestratégia FIM	Global IP&S	73.1	3.2%	9.1%	11.7%	21.8%	CDI	CDI
Atlas Strategy	Global IP&S	212.5	2.7%	4.4%	12.1%	18.0%	CDI	CDI
Vinci Valorem FIM	Global IP&S	763.8	3.2%	7.8%	10.4%	19.0%	IMA-B	IMA-B
Equilibrio Strategy	Global IP&S	731.9	2.7%	5.7%	8.2%	15.1%	IPCA	N/A
Vinci Retorno Real FIM	Global IP&S	86.4	3.3%	4.8%	7.2%	15.9%	IMA-B	IMA-B
VISC11	Real Assets (listed REIT)	3,188.7	9.3%	22.4%	11.8%	13.5%	IFIX	IPCA + 6%
VILG11	Real Assets (listed REIT)	1,329.5	6.0%	28.2%	15.7%	(1.0)%	IFIX	IPCA + 6%
VINO11	Real Assets (listed REIT)	421.6	3.9%	13.4%	14.4%	(24.4)%	IFIX	IPCA + 6%
VIUR11	Real Assets (listed REIT)	153.1	2.6%	6.5%	2.4%	(9.0)%	IFIX	IPCA + 6%
VCRI11	Real Assets (listed REIT)	128.7	0.7%	21.0%	3.1%	16.0%	IFIX	IPCA + X%
VICA11	Real Assets (REIT)	391.8	1.0%	3.3%	3.8%	4.4%	IFIX	CDI + 1%
VINCI FOF IMOBILIARIO FIM CP	Real Assets (REIT)	46.9	2.5%	11.8%	8.9%	-	IFIX	IFIX
VIGT11	Real Assets (listed REIT)	324.4	4.3%	32.5%	(32.9)%	(42.0)%	N/A	N/A

Benchmark	3Q'25	YTD	12 M	24 M
CDI[2]	3.7%	10.4%	13.3%	25.8%
IMA-B[3]	2.1%	8.3%	9.2%	18.4%
IPCA[4]	0.6%	3.6%	5.2%	9.8%
IFIX[5]	3.0%	15.2%	8.6%	11.5%

62

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VINCI COMPASS

Investment records – Closed End funds

Pro Forma Historical Portfolio Performance - Excluding PIPE Investments[1]

Fund	Segment	Vintage year	Committed Capital (R$mm)	Invested Capital (R$mm)	Realized or Partially Realized (R$mm)	Unrealized (R$mm)	Total Value (R$mm)	Gross MOIC (BRL)	Gross MOIC (USD)	Gross IRR (BRL)	Gross IRR (USD)
Fund 1	Private Equity	2004	1,415	1,206	5,131	103	5,234	4.3x	4.0x	71.5%	77.2%
VCP II	Private Equity	2011	2,200	2,683	1,893	2,007	3,900	1.5x	0.7x	4.8%	(3.5)%
VCP III	Private Equity	2018	4,000	2,548	301	5,249	5,549	2.2x	2.1x	24.0%	24.0%
VCP IV	Private Equity	2022	3,879	1,118	–	1,352	1,352	1.2x	1.2x	NM	NM
VCP Strategy[2]	Private Equity		11,494	7,555	7,325	8,711	16,035	2.1x	1.8x	61.4%	67.3%
NE Empreendedor[3]	Private Equity	2003	36	13	26	–	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	135	227	81	309	2.3x	1.8x	20.3%	13.3%
VIR IV	Private Equity	2020	1,000	735	170	787	957	1.3x	1.4x	19.7%	20.3%
VIR Strategy[4]	Private Equity		1,276	882	423	869	1,292	1.5x	1.5x	20.7%	26.0%
SPS I	Credit	2018	128	206	298	52	350	2.3x	1.8x	24.8%	18.4%
SPS II	Credit	2020	671	1,062	1,095	555	1,650	2.2x	2.2x	22.4%	22.7%
SPS III	Credit	2021	1,071	1,635	457	1,407	1,864	2.3x	2.4x	24.0%	23.1%
SPS IV	Credit	2025	1,299	85	6	80	86	NM	NM	NM	NM
SPS Strategy[5]	Credit		3,169	2,987	1,856	2,095	3,951	2.3x	2.3x	23.3%	22.1%
MAV I	Credit	2022	165	165	156	87	243	1.5x	1.4x	18.9%	21.0%
MAV II	Credit	2023	205	205	40	206	246	1.2x	1.3x	19.0%	14.0%
MAV III	Credit	2025	220	96	5	63	68	NM	NM	NM	NM
MAV Strategy[6]	Credit		590	467	201	356	557	1.3x	1.4x	19.0%	17.1%
Lacan Florestal I	Real Assets	2012	253	253	255	323	578	2.3x	1.3x	11.2%	2.9%
Lacan Florestal II	Real Assets	2016	356	356	125	591	716	2.0x	1.5x	12.1%	6.9%
Lacan Florestal III	Real Assets	2020	501	390	–	528	528	1.4x	1.3x	11.2%	9.3%
Lacan Florestal IV	Real Assets	2023	172	109	–	126	126	1.2x	1.2x	14.9%	18.4%
Lacan Strategy[7]	Real Assets		1,282	1,108	380	1,567	1,948	1.8x	1.4x	11.6%	5.3%
FIP Transmissão[8]	Real Assets	2017	211	104	367	–	367	3.5x	2.6x	55.3%	40.1%
VIAS[9]	Real Assets	2021	386	350	–	516	516	1.5x	1.4x	17.6%	14.8%
VICC[10]	Real Assets	2022	1,784	151	–	155	155	1.0x	1.0x	NM	NM
VFDL[11]	Real Assets	2021	422	334	16	376	392	1.2x	1.2x	8.9%	7.5%
Vinci Credit Infra[12]	Credit	2022	1,848	1,256	59	1,409	1,468	1.2x	1.2x	NM	NM

VINCI COMPASS

63

See notes and definitions at end of document

Shareholder Dividends & Share Summary

Vinci Compass generated R$1.16 or US$0.22 of Adjusted Distributable Earnings per common share for the 3Q'25. The company declared a quarterly dividend of US$0.15[2] per common share to record holders as of November 24, 2025; payable on December 9, 2025

($ in thousands)	4Q'23	1Q'24	2Q'24	3Q'24	4Q'24	1Q'25	2Q'25	3Q'25
Adjusted Distributable Earnings (R$)	63,641	49,605	58,401	57,104	73,946	62,306	75,760	73,092
Adjusted Distributable Earnings (US$)[1]	12,829	9,801	10,331	9,872	12,804	11,027	13,964	13,645
Adjusted DE per Common Share (US$)[2]	0.24	0.18	0.19	0.19	0.20	0.17	0.22	0.22
Actual Dividend per Common Share[3]	**0.20**	**0.17**	**0.17**	**0.16**	**0.15**	**0.15**	**0.15**	**0.15**

VINP Shares	4Q'23	1Q'24	2Q'24	3Q'24	4Q'24	1Q'25	2Q'25	3Q'25
Shares Repurchased								
# of Shares	93,249	533,981	220,135	374,834	607,643	683,148	173,762	–
Average Cost (US$/share)	10.50	10.64	10.82	10.38	10.28	10.07	9.47	–
Capital Deployed (US$)	979,137	5,681,558	2,382,251	3,890,849	6,246,577	6,879,698	1,645,210	–
Class B	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239
Class A[4]	39,312,578	38,778,597	38,779,209	38,404,375	49,580,116	48,896,968	48,778,420	48,778,420
Common Shares	**53,778,817**	**53,244,836**	**53,245,448**	**52,870,614**	**64,046,355**	**63,363,207**	**63,244,659**	**63,244,659**

64

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VINCI COMPASS

65 Notes to page 19 (1) As of September 2025 ; Fund size for VCP IV does not consider potential co - investments . Notes to page 35 (1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter . (2) Adjusted Distributable Earnings is calculated as Distributable Earnings excluding non - operational expenses . (3) Adjusted DE per share is calculated considering the number of outstanding shares at the end of the current quarter . Notes to page 36 (1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter . Year - to - date values are calculated as the sum of the last three quarters . (2) Other items comprise the income/(loss) generated by financial income/(expenses) related to SPS acquisition, Ares Convertible Preferred Shares and other financial expenses . (3) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . (4) DE per share is calculated considering the number of outstanding shares at the end of the current quarter . Year - to - date values are calculated as the sum of the last three quarters . (5) Adjusted Distributable Earnings is calculated as Distributable Earnings excluding non - operational expenses . (6) Adjusted DE per share is calculated considering the number of outstanding shares at the end of the current quarter . Year - to - date values are calculated as the sum of the last three quarters . Notes to page 37 (1) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Considers assets under management and advisory . Notes to page 38 (1) The preferred return w/ catch - up rule applies to funds for which the vehicle must pay back its limited partners 100 % of the invested capital corrected by the preferred return rate so it can charge performance fees . Once the preferred return rate is achieved, due to the catch - up clause, performance fees are charged over the absolute return of the fund instead of the excess return over the preferred rate . (2) Hurdle Rate is the minimum return the fund must achieve before it can charge performance fees . In most cases, funds with hurdle rate also are under a high - water mark clause . (3) Funds with preferred return must return 100 % of invested capital corrected by the preferred return rate to its limited partners in order to charge performance fees . Notes to page 43 (1) Cash and cash equivalents include cash on hand, bank deposits held with financial institutions, other short - term, highly liquid investments with original maturities of three months or less, that are readily convertible to known amounts of third - party and which are subject to an insignificant risk of changes in value . (2) Liquid funds’ value are calculated as investment at fair value as of November 13 , 2025 , in liquid funds from Vinci Compass’ Equities, Global IP&S, Credit and Real Estate . It also comprises the cash and certificate of deposits and federal bonds from Vinci Monalisa FIM . For 1 Q’ 24 onwards we are not considering the funds that refer to financial products as part of the Company’s retirement plans services . For more detail, see 3 Q’ 25 Financial Statements filed within the SEC on November 13 , 2025 . Notes and Definitions

66 Notes to page 43 (cont’d) (3) GP Fund Investments include Vinci Compass’ GP investments in private market funds and other closed - end funds across Equities and Global IP&S segments with long - term lockups and Public REITs, calculated at fair value as of September 30 , 2025 . For more detail, please see the Financial Statements filed within the SEC on November 13 , 2025 . (4) Debt obligations include commercial notes, consideration payable and convertible preferred shares . For more detail, see 3 Q’ 25 Financial Statements filed within the SEC on November 13 , 2025 . (5) Net Cash and Investments per share were calculated considering the number of outstanding shares at the end of each quarter . Notes to page 47 (1) Upfront fees are one - time fees charged for TPD Alternative commitments . (2) Third - Party Distribution, or TPD, stands for the funds managed by third - party asset managers, distributed by Vinci Compass’ platform . (3) Other includes Pension Plans and Vinci Retirement Services . Notes to page 51 (1) Placement Fees Amortization and Rebates in the 2 Q 25 was positive following a reversion in the accounting methodology for one of our business units Notes to page 54 (1) Other items comprise the income/(loss) generated by contingent consideration adjustment and financial income/(expenses) related to acquisitions and Ares Convertible Preferred Shares . (2) Management contract amortization refers to the purchase price allocated to Fund’s Management Contracts and Customer relationships, as a result of the Business Combinations . These amounts are amortized based on the duration of the related funds . When a fund has an undefined useful life, the amount allocated to these intangible assets are subject to impairment test on annually basis, or whenever any specific economic or operational condition indicates its cost must be reviewed (3) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . (4) Income taxes are comprised of taxes calculated over our corporate income tax and social contribution taxes . We are taxed on an actual taxable profit regime, while part of our subsidiaries are taxed based on deemed profit . (5) Contingent consideration adjustment (after - tax) related to acquisitions and combination with Compass reflects the change in the earn out’s fair value to be paid in the future . On September 30 , 2025 , Vinci Compass revaluated the fair value of the obligation based on the economic conditions at the date, resulting in a decrease of the contingent consideration fair value . The variation was recognized as a gain in the financial result . Notes and Definitions (cont’d)

67 Notes to page 55 (1) Contingent consideration adjustment (after - tax) related to acquisitions and combination with Compass reflects the change in the earn out’s fair value to be paid in the future . On September 30 , 2025 , Vinci Compass revaluated the fair value of the obligation based on the economic conditions at the date, resulting in a decrease of the contingent consideration fair value . The variation was recognized as a gain in the financial result . (2) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . Notes to page 59 (1) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Considers assets under management and advisory . Notes to page 60 (1) FEAUM is measured as assets under management and advisory excluding funds that do not charge management or performance fees at any time, according to such funds’ policies . FEAUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Notes to page 61 (1) NAV is the net asset value of each fund . For listed vehicles, the NAV represents the Market valuation of the fund . (2) Total Return Strategy includes the funds Total Return FIC FIM and Total Return Institucional FIA . (3) Mosaico Strategy includes the funds Mosaico, Mosaico Institucional and Mosaico Advisory FIA . (4) IPCA is a broad consumer price index measured by the IBGE . (5) IMAB is composed by government bonds indexed to IPCA . IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration . (6) Brazil stock market most relevant index . (7) S&P/BMV IPC seeks to measure the performance of the largest and most liquid stocks listed on the Mexican Stock Market . (8) S&P MERVAL Index, Argentina’s flagship index, seeks to measure the performance of the largest, most liquid stocks trading on the Argentinian Stock Market . (9) CDI is an average of interbank overnight rates in Brazil (daily average for the period) . (10) CEMBI Broad Div tracks the performance of US dollar - denominated bonds issued by emerging market corporate entities . (11) The J . P . Morgan CEMBI Broad Diversified HY index tracks liquid, US Dollar emerging market fixed and floating - rate debt instruments issued by corporate, sovereign, and quasi - sovereign entities . (12) PiP Cetes 28 d is an index that invests in Cetes 28 - day securities . Cetes are Treasury Certificates issued by the Mexican government . Notes and Definitions (cont’d)

68 Notes to page 62 (1) NAV is the net asset value of each fund . For listed vehicles, the NAV represents the Market valuation of the fund . (2) CDI is an average of interbank overnight rates in Brazil (daily average for the period) . (3) IMAB is composed by government bonds indexed to IPCA . IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration . (4) IPCA is a broad consumer price index measured by the IBGE . (5) IFIX is an index composed by listed REITs in the Brazilian stock Market . Notes to page 63 (1) Track record information is presented throughout this presentation on a pro forma basis and in local currency, excluding PIPE investments, a strategy that will be discontinued in VCP III . (2) Total commitments for VCP III include R $ 1 . 3 billion in co - investments . Track record presented for the VCP strategy as of 2 Q’ 25 , due to fund’s administrator timeline to disclose the quarterly markup of the fund . (3) Performance information for Nordeste Empreendedor (“NE I”) comprises only the four (out of seven) investments invested, managed and divested by a team led by Jose Pano (collectively, the ‘”Participating Investments”) while they were employed by NE I’s manager (the “NE I Manager”), an entity not affiliated with the manager or Vinci Compass . Information herein pertaining to any investments made by NE I manager has not been prepared by NE I manager and NE I manager assumes no responsibility for the accuracy or completeness of any such information . (4) Track record for VIR strategy is presented as of 2 Q’ 25 , due to fund’s administrator timeline to disclose the quarterly markup of the fund . (5) Track record for Vinci SPS strategy is presented as of 3 Q’ 25 . (6) Track record for MAV strategy is presented as of 3 Q’ 25 . (7) Track record for Lacan strategy is presented as of 3 Q’ 25 . (8) Track record for FIP Infra is presented as of 2 Q’ 25 . (9) Track record for VIAS is presented as of 2 Q’ 25 . (10) Total commitments for VICC are presented as of 2 Q’ 25 . (11) Track record for VFDL is presented as of 3 Q’ 25 . (12) Track record for Vinci Credit Infra is presented as of 3 Q’ 25 . (13) Committed capital for VCP III and VCP IV also consider amounts of co - investments . Returns, however, consider only the amounts invested to the main funds . Notes to page 64 (1) US $ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5 . 3567 , as of November 07 , 2025 , when dividends were approved by our Board of Directors . (2) Per Share calculations are based on end of period Participating Common Shares . (3) Actual dividends per common share are calculated considering the share count as of the applicable record date . (4) As of September 30 , 2025 , Public Float was comprised of 13 , 767 , 359 Class A common shares . Notes and Definitions (cont’d)

69 • “Fee related earnings”, or “FRE”, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees, investment income and expenses that do not arise from our normal course of operations . FRE is calculated as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share - based payments plus (d) compensation allocated in relation to performance fees plus (e) expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (which expenses were added to the calculation of FRE beginning in the year ended December 31 , 2022 to ensure the metric’s usefulness as a tool to assess our ability to generate profits from revenues and expenses arising out of our normal course of operations) plus (f) the amortization of fund management contracts related to business combinations (which expenses were added to the calculation of FRE beginning in the year ended December 31 , 2024 in order to exclude depreciation expenses that are tied to specific acquisition transactions rather than our ongoing operations ; these amounts became meaningful only upon completion of the business combination with Compass and consequently we do not present such amounts for periods prior to 2024 ) . • “FRE Margin” is calculated as FRE divided by the sum of net revenue from management fees, net revenue from advisory services and net revenue from other revenues . • “Distributable Earnings”, or “DE”, is used as a reference by our board of directors to assess our performance and capabilities to distribute dividends to our shareholders . Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) equity gain or loss on investments accounted for using the equity method, less (e) unrealized gain from investment income, plus (f) income taxes on unrealized gain from investment income, plus (g) share - based payments, less (h) income taxes on share - based payments, plus (i) depreciation and amortization, except for amortization of placement agent expenses and amortization related to retirement services investments, less (j) contingent consideration (earn - out) gain (loss) (after tax) . • “DE Margin” is calculated as Distributable Earnings divided by sum of net revenue from management fees, net revenue from performance fees, net revenue from advisory services, net revenue from other revenues and realized gain from investment income . • “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcomes from funds above their respective hurdle rates . We calculate PRE as operating profit less (a) net revenue from management fees, less (b) net revenue from advisory services, less (c) net revenue from other revenues plus (d) personnel and profit - sharing expenses, plus (e) other general and administrative expenses, less (f) compensation in relation to performance fees . • “PRE Margin” is calculated as PRE divided by net revenue from performance fees . • “Adjusted Distributable Earnings”, or “Adjusted DE”, is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends . Adjusted Distributable Earnings is calculated as Distributable Earnings, plus expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (including income tax related to realized expense) . • “Segment Distributable Earnings” is Vinci Compass’ segment profitability measure used to make operating decisions and assess performance across the company’s five segments (Private Equity, Global Investment Products and Solutions, Credit, Equities, Real Assets and Corporate Advisory) . Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income . Notes and Definitions (cont’d)

70 • “AUM” refers to assets under management and advisory . Our AUM equals the sum of : (1) the fair market value of all funds and accounts under management and advisory by Vinci Compass, across Global IP&S, Credit, Private Equity, Equities, and Real Assets ; (2) the capital that we are entitled to call from investors in funds pursuant to the terms of their capital commitments to those funds ; and (3) the fair market value of co - investments arranged by us that were made, or could be made, by limited partners of our corporate private equity funds and portfolio companies of such funds . As a significant portion of our AUM is denominated in currencies other than Brazilian Reais, fluctuations in foreign exchange rates may cause our reported AUM to vary over time, independently of underlying asset or commitment changes . AUM includes double counting related to funds from one segment that invest in funds from another segment . Those cases occur mainly due to (a) fund, of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash . Such amounts are eliminated on consolidation . The bylaws of the relevant funds prohibit double - charging fees on AUM across segments . Therefore, while our AUM by segment may double - count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations . • Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Investments . Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99 . 5 % to 101 % of CDI . • “Total Fee Related Revenues” is a measure that we use to assess our ability to generate profits from our business without measuring for the outcomes from funds above their respective benchmarks . We calculate Total Fee Related Revenues as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees . • “Total compensation and benefits” is the result of the profit sharing paid to our employees as (a) bonus compensation related to management and advisory and (b) performance - based compensation . • “Segment personnel expenses” are composed of the salary - part compensation paid to employees and partners of our funds’ management teams . • “Corporate center expenses” are composed by the salary - compensation paid to employees and other general and administrative expenses related to our support teams, such as research, risk, legal & compliance, investor relations, operations and ESG . • “Other general and administrative expenses” is made up of third - party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non - operating taxes, third - party consultants’ fees, such as legal and accounting, and office consumables . • “Placement fee amortization and rebates” reflects fees paid to distributors that, due to accounting procedures, are not deducted from net management fees, unlike certain other distributor fees that directly impact that line . • “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commitments . • “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our liquid funds from our Equities and Global IP&S segments . • “Leasing expenses” include costs from the company’s sub - leasing activities . • “Income taxes” is comprised of taxes on our corporate income tax and social contribution taxes . We are taxed on an actual taxable profit regime, while our subsidiaries are taxed based on deemed profit . Notes and Definitions (cont’d)

71 • “Capital Subscription / (capital return)” represents the net capital commitments and capital returns from our Private Markets’ closed end and listed funds . • “Net Inflows / (outflows)” represent the net inflows and outflows from our liquid funds from our Equities, Global IP&S and Credit segments . • “Appreciation / (depreciation)” represents the net capital appreciation/depreciation from our funds, which refers to the increase or decrease of the funds’ investment’s value . • “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees . • “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis . Notes and Definitions (cont’d)

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